    Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

    Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

For Immediate Release

NetRatings, Inc.	Jack Lazar (408) 941-2958 jlazar@netratings.com
Stapleton Communications	Jennifer Cohn (650) 470-4226 jennifer@stapleton.com

NETRATINGS ANNOUNCES Q3 FINANCIAL RESULTS
 Increased Cash Balances For Sixth Consecutive Quarter

Milpitas, Calif.—Oct. 29, 2001—NetRatings, Inc. (Nasdaq:NTRT), a leading Internet audience measurement and analysis firm, today announced results for its third quarter ended Sept. 30, 2001.

Revenue for the third quarter of 2001 was $5.6 million, compared with $6.0 million reported in the same period a year ago. Pro forma net loss for the third quarter was $611,000 or a loss of $0.02 per share on approximately 33.0 million shares outstanding. This compares with pro forma net income of $138,000 in the third quarter a year ago or $0.00 per share based on 32.2 million shares outstanding. The pro forma results exclude amortization of non-cash stock-based compensation and charges related to joint venture expenses.

"Given the continued market challenges, we have maintained a keen focus on controlling expenses and enhancing our core service offerings," said David Toth, CEO of NetRatings. "Our recently announced agreements to acquire Jupiter Media Metrix and ACNielsen eRatings.com mark an important strategic step toward our goal of being the premier Internet media and market research leader," added Toth.

"We were also excited to launch our Global Web Watch product, the first product of its kind," he said. The Nielsen//NetRatings Global Web Watch product enables customers to create reports based on Internet traffic data for the top properties and domains across 28 countries. "This product exemplifies the unmatched global reach of our products and services," Toth said.

"During the quarter we expanded our impressive blue-chip customer list with the addition of new high quality customers. New domestic customers in Q3 included Centers for Disease Control, Chicago Board Options Exchange, Havas Advertising and Priceline.com. International customer additions included Bank Austria, Nippon Television Network and Vodafone," Toth said. Key domestic account renewals included Corning, JP Morgan Securities, Kraft Foods, MCI/Worldcom and Unilever.

"Revenue and pro forma loss for the third quarter were better than expected and once again, we increased our cash balances," said Jack Lazar, executive vice president and CFO of NetRatings. "We believe our strong balance sheet, which includes over $336 million in cash, coupled with our effective control of operating expenses, will enable us to continue the expansion of our business and remain financially strong in the quarters to come," he said.

As separately announced by NetRatings on October 25, 2001, NetRatings has entered into agreements to acquire, subject to the terms and conditions thereof, Jupiter Media Metrix, Inc. and the majority interest it does not currently own in ACNielsen eRatings.com. Information about these two transactions is separately available in the company's press release and related material on file with the SEC.

Conference Call

NetRatings management will hold a conference call to discuss these results today, Oct. 29, at 1:30 p.m. Pacific Time. Those wishing to join the call should dial 312.470.0009 by 1:20 p.m. The passcode is "NetRatings." A replay of the call will be available for a period of seven days commencing at 7:00 a.m., Pacific, tomorrow. To access the replay, please dial 402-530-7610. The live Web cast is available by going to www.netratings.com and clicking on the conference call link shown on the Investor Relations main page.

About NetRatings, Inc.

NetRatings, Inc. (www.netratings.com) is a leading provider of Internet audience measurement information and analysis. Its technology driven products and services enable customers to make informed business-critical decisions regarding their Internet media and commerce strategies. NetRatings has strategic relationships with both Nielsen Media Research, the leading source of television audience measurement and related services in the US and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries. Worldwide, Nielsen//NetRatings services measure the Internet experiences of more than 225,000 Internet users in 29 countries.

Caution Required by Certain SEC Rules

In connection with the recently announced NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of NetRatings, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications, for NetRatings, at 650-470-4203, or jennifer@stapleton.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

NetRatings will be filing with the SEC, within a few days, a Current Report on Form 8-K containing the full text of the merger agreement. This 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. This filing will be available free of charge from the SEC and NetRatings as identified above.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

  •
  Risks associated with the rapidly evolving market for the Company's products

  •
  The increasing competitive market for Internet audience measurement and analytical services

  •
  Risks related to the growth of online advertising

  •
  Our ability to manage international expansion and significant growth in the future

  •
  Our dependence on ACNielsen in connection with international operations

  •
  Uncertainties about future costs of building and maintaining our audience measurement panels

  •
  Risks associated with the conditions to the closing of the Jupiter Media Metrix and ACNielsen eRatings.com transactions and the possibility that these conditions might not be met as to either or both of the transactions

  •
  Risks associated with the successful integration of the acquired businesses and the realization of the anticipated benefits of the two transactions

Additional information about potential factors that may affect the company's business and financial results is included in the company's annual report on Form 10K for the year ended December 31, 2000 and the company's quarterly report on form 10Q for the 3 month period ended June 30, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Each of these documents is on file with the Securities and Exchange Commission. Additional information will also be set forth in NetRatings' quarterly report on form 10Q for the 3 month period ended on Sept. 30, 2001, which will be filed with the SEC in the near future. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Statements of Operations and Balance Sheets to follow

###

NetRatings, Inc.
Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Revenue	$5,582	$6,005	$18,393	$13,803
Cost of revenue	3,441	3,370	10,083	9,471

Gross profit	2,141	2,635	8,310	4,332

Operating expenses:
Research and development	1,723	1,623	5,659	4,684
Sales and marketing	3,358	4,977	11,950	13,145
General and administrative	1,486	1,352	4,512	3,466
Stock-based compensation	2,476	2,566	7,568	8,151

Total operating expenses	9,043	10,518	29,689	29,446

Loss from operations:	(6,902)	(7,883)	(21,379)	(25,114)
Loss on joint ventures	(1,665)	(1,267)	(4,334)	(2,179)
Interest income, net	3,815	5,455	12,556	15,684

Net loss	$(4,752)	$(3,695)	$(13,157)	$(11,609)

Basic and diluted net loss per share	$(0.14)	$(0.11)	$(0.40)	$(0.36)

Shares used to compute pro forma basic and diluted net loss per share	32,972	32,171	32,784	31,825

Pro forma basic and diluted net income (loss) per share	$(0.02)	$0.00	$(0.04)	$(0.04)

1.
Pro forma basic and diluted net income (loss) per share information included in the accompanying statements of operations is computed by dividing net loss excluding non-cash stock-based compensation charges and loss on joint venture investments by the weighted average number of shares outstanding.

  NetRatings, Inc.
  Balance Sheets
  (in thousands)
  (unaudited)

	September 30, 2001	December 31, 2000
ASSETS
Current assets
Cash, cash equivalents & short term investments	$336,026	$334,022
Accounts receivable	4,352	7,277
Other current assets	4,630	3,847

Total current assets	$345,008	$345,146

Property and equipment	2,763	2,722
Other assets	4,494	3,297

Total assets	$352,265	$351,165

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable & accrued expenses	$23,136	$13,962
Deferred revenue	7,790	10,876
Notes payable	79	133

Total current liabilities	$31,005	$24,971

Notes payable, long-term portion	33	93
Stockholders' equity	321,227	326,101

Total liabilities and stockholders' equity	$352,265	$351,165